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                             April 4, 2023

       Joseph Johnson III
       Partner
       Goodwin Procter LLP
       100 Northern Avenue
       Boston, MA 02210

                                                        Re: Anika Therapeutics,
Inc.
                                                            Preliminary Proxy
Statement filed March 27, 2023
                                                            File No. 001-14027

       Dear Joseph Johnson III:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement

       Proposal 1: Election of Directors, page 11

   1. We note the following disclosure on page 11 and in the form of proxy card that if "you
                                                        vote    FOR    more
than two (2) nominees on your WHITE proxy card, your shares will be
                                                        voted    FOR    each of
the Board recommended nominees and    WITHHOLD    on the
                                                        Caligan nominees."
Please provide a detailed legal analysis supporting the validity of this approach both under the
federal proxy rules, in particular Rule 14a-4(e), and under
                                                        applicable state law.
Alternatively, please amend the disclosure here (and similar disclosure elsewhere,
including on the proxy card) to provide that an overvote on Proposal
                                                        1 will result in the
votes on that proposal being invalid and not counted.
       Annex A, page A-1

   2.                                                   Revise the various
references to individuals who    may be deemed    participants to avoid
                                                        inserting doubt as to
the individuals' status and to be consistent with the definition of participant in
instruction 3 to Item 4 of Schedule 14A.
 Joseph Johnson III
Goodwin Procter LLP
April 4, 2023
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameJoseph Johnson III                        Sincerely,
Comapany NameGoodwin Procter LLP
                                                            Division of
Corporation Finance
April 4, 2023 Page 2                                        Office of Mergers &
Acquisitions
FirstName LastName